AB
2/27

[redacted]

SECU 13011769 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHK Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Lakeshore, Drive, Suite 250
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Bailey Knight 205-322-2025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pearce, Bevill, Leesburg, Moore, P.C.
(Name – *if individual, state last, first, middle name*)

110 Office Park Drive, Suite 100	Birmingham	Alabama	35223
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
2/27/13

OATH OR AFFIRMATION

I, J. Bailey Knight, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHK Securities, LLC., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Bailey Knight
Signature

C.C.O.
Title

Melissa Robelan
Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Apr 6, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHK SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2012

PEARCE, BEVILL, LEESBURG, MOORE, PC
CERTIFIED PUBLIC ACCOUNTANTS

BHK SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2012

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA, MBA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV
Michael B. Hawkins, CPA/ABV
Carlos G. McDonald, CPA
Robin A. Waldrup, CPA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Kelly Bartko, CPA
Justin K. Berry, CPA
Brittany Bingel, CPA
Daisy L. Bobo, CPA
Heather Burt, CPA
Chase Campbell, CPA
Joel M. Cash, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Vaughan Holland, CPA
Tyler E. Jenkins, CPA
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
Maegan A. McMullen, CPA
B. Kyle Melvin, CPA
Karen A. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Rob Shirley, CPA
Emily E. Stein, CPA
Jenna B. Stricklen, CPA
Douglas K. Uhler, CPA, CVA, DABFA
Jennifer S. Wallace, CPA
J. Grant Williams, CPA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT AUDITORS' REPORT

To the Members of
BHK Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of BHK Securities, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are fee from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such supplemental information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Pearce, Bevill, Leesburg, Moore, P.C.

February 6, 2013

BHK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	326,955
Receivable from clearing organization		43,708
Prepaid expenses		592
TOTAL CURRENT ASSETS	$	371,255

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	2,257
Accrued expenses		7,191
TOTAL CURRENT LIABILITIES		9,448
MEMBER'S EQUITY		
Member's equity		361,807
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	371,255

See independent auditors' report and notes to financial statements.

BHK SECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions	$ 1,369,027
Other income	35,274
Interest and dividends	4,958
	1,409,259
EXPENSES	
Employee compensation and benefits	432,223
Occupancy	104,742
Communications and data processing	65,160
Professional fees	63,403
Business and professional development	48,521
Exchange and clearance fees	42,800
Business taxes and licenses	27,009
Office and administrative	26,456
Insurance	12,774
Trading errors	2,007
	825,095
NET INCOME	$ 584,164

See independent auditors' report and notes to financial statements.

BHK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Member's Equity, January 1, 2012	$	362,978
Distributions paid to members		(585,335)
Net income		584,164
Member's Equity, December 31, 2012	$	361,807

See independent auditors' report and notes to financial statements.

BHK SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 584,164
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase in accounts receivable	(18,560)
Decrease in prepaid expenses	2,064
Decrease in accounts payable	(11,221)
Increase in accrued expenses	2,614
CASH PROVIDED BY OPERATING ACTIVITIES	559,061
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(585,335)
CASH USED BY FINANCING ACTIVITIES	(585,335)
NET DECREASE IN CASH	(26,274)
CASH AT BEGINNING OF YEAR	353,229
CASH AT END OF YEAR	$ 326,955

See independent auditors' report and notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BHK Securities, LLC (the Company) is an introducing Broker Dealer that was organized in 2006 as an LLC with perpetual duration for the purpose of engaging in the business of effecting transactions in securities for the accounts of others, effecting transactions in securities for the Company's own account, to act as intermediary between buyers and sellers, to charge commissions, to act as an agent when buying securities to act as a principal when selling securities and to engage in all other activities related incidental thereto. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of BHK Holdings, LLC (the Parent).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Evaluation of subsequent events - Management has assessed subsequent events through February 6, 2013, the date the financial statements were available to be issued and concluded no events or transactions occurred during that period requiring recognition or disclosure.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments, with an original maturity of three months or less, that are not held for sale, to be cash equivalents. From time to time the Company may maintain cash balances with financial institutions in excess of federally insured limits. The Company is also required, by agreement, to maintain at all times a broker's deposit account with its clearing broker in the amount of $100,000.

Receivable from Clearing Organization - The Company reports receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent

receivables and once these receivable are determined to be uncollectible they are written-off through a charge against an existing allowance account or against earnings.

Investment Advisory and Account Supervision Income - Investment advisory and account supervision commissions and fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Expense - The Company expenses the cost of advertising in the period in which such costs are incurred.

Income taxes - The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows guidance pertaining to accounting for uncertainty in income taxes. As a result of this adoption, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the state of Alabama. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009.

Recently Issued Accounting Standards - In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for annual periods beginning after December 15, 2011. The adoption of this amendment had no effect on our results of operations and financial condition for the year ended December 31, 2012.

3. TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with First Clearing, LLC. Under the terms of this agreement, the Company utilizes the clearing, execution and other services provided by First Clearing, LLC (FCL). Specific services include execution of orders for the Company's customers whose cash or margin accounts have been accepted by FCL; generation, preparation and mailing of confirmations of customer accounts; preparation and mailing of summary monthly or quarterly statements; settlements of contracts and transactions in securities; engagement in all cashiering functions for the customer accounts;

construction and maintenance of books and records for all transactions executed and cleared through FLC; and, reporting of orders entered into FCL's order entry system by FCL on behalf of the Company in accordance with the FINRA Order Audit Trail System (OATS).

Under this agreement, the Company is required at all times to maintain a minimum net capital of $250,000, as computed in accordance with Rule 15c3-1. The Company was in compliance with respect to this agreement at December 31, 2012.

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of BHK Holdings, LLC. In connection with this relationship, the Company and its Parent have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. During 2012, the Company incurred expenses under this agreement totaling $583,015. Included in this amount is a provision for rent payments. The total amount of rent expensed by the Company for the year ended December 31, 2012 amounted to $101,938. The following is a schedule of the Company's portion of future minimum rent payments as of December 31, 2012:

2013	$ 83,640
2014	62,730
	$ 146,370

5. EMPLOYEE BENEFIT PLANS

The Company participates in the Parent Company's 401k profit sharing retirement plan covering all employees who meet eligibility requirements. The Company's annual discretionary contribution to the plan is based on employee eligible earnings and results of the Company's operations. The Company expensed $20,858 for contributions to the plan on behalf of its employees for the year ended December 31, 2012.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would excess 10 to 1). At December 31, 2012, the Company had net capital of $359,185, which was $259,185 in excess of its required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 2.63%.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

8. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SUPPLEMENTARY INFORMATION

BHK SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL		
Total member's equity qualified for net capital	$	361,807
Deductions and/or charges:		
Nonallowable assets - prepaid assets		(592)
Net Capital before haircuts on securities positions		361,215
Haircuts on 15c3-1(f) securities:		
Money market funds		(2,030)
Net Capital	**$**	**359,185**
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from Statement of Financial Condition		9,448
Total aggregate indebtedness		9,448
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement of reporting broker		100,000
Excess net capital		259,185
Excess net capital at 1,000 percent		358,240
Percentage of aggregate indebtedness to net capital		2.63%
Reconciliation with Company's computations		
(included in Part II of Form X-17A-5 as of December 31, 2012):		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report	$	361,215
Correction of haircut relating to money market funds		(2,030)
Net Capital per above	**$**	**359,185**

See independent auditors' report on supplementary information.

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA, MBA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV
Michael B. Hawkins, CPA/ABV
Carlos G. McDonald, CPA
Robin A. Waldrup, CPA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Kelly Bartko, CPA
Justin K. Berry, CPA
Brittany Bingel, CPA
Daisy L. Bobo, CPA
Heather Burt, CPA
Chase Campbell, CPA
Joel M. Cash, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Vaughan Holland, CPA
Tyler E. Jenkins, CPA
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
Maegan A. McMullen, CPA
B. Kyle Melvin, CPA
Karen A. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Rob Shirley, CPA
Emily E. Stein, CPA
Jenna B. Stricklen, CPA
Douglas K. Uhler, CPA, CVA, DABFA
Jennifer S. Wallace, CPA
J. Grant Williams, CPA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
BHK Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of BHK Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pearce, Bevill, Leesburg, Moore, P.C.

February 6, 2013

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA, MBA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV
Michael B. Hawkins, CPA/ABV
Carlos G. McDonald, CPA
Robin A. Waldrup, CPA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Kelly Bartko, CPA
Justin K. Berry, CPA
Brittany Bingel, CPA
Daisy L. Bobo, CPA
Heather Burt, CPA
Chase Campbell, CPA
Joel M. Cash, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Vaughan Holland, CPA
Tyler E. Jenkins, CPA
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
Maegan A. McMullen, CPA
B. Kyle Melvin, CPA
Karen A. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Rob Shirley, CPA
Emily E. Stein, CPA
Jenna B. Stricklen, CPA
Douglas K. Uhler, CPA, CVA, DABFA
Jennifer S. Wallace, CPA
J. Grant Williams, CPA
Thomas C. Zoebelein, CPA, MBA

**INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY SEC RULE 17a-5(e)(4)
ON APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Members of
BHK Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by BHK Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating BHK Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BHK Securities, LLC's management is responsible for the BHK Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pearce, Bevill, Leesburg, Moore, P.C.

February 6, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BHK Securities, LLC
2200 Lakeshore Drive, Suite 250
Birmingham, AL 35209
CRD 139665, SEC 8-67236

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Bailey Knight, 205-874-1004

2. A. General Assessment (item 2e from page 2) $ 2,972

B. Less payment made with SIPC-6 filed (exclude interest) (1,446)

______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,526

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,526

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,526

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BHK Securities, LLC
(Name of Corporation, Partnership or other organization)

J. Bailey Knight
(Authorized Signature)

CFO
(Title)

Dated the 13th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 20 12 and ending Dec. 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,409,162
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	179,310
(2) Revenues from commodity transactions.	4,314
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,612
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	389
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Miscellaneous	785
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	220,410
2d. SIPC Net Operating Revenues	$ 1,188,752
2e. General Assessment @ .0025	$ 2,972

(to page 1, line 2.A.)

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
110 OFFICE PARK DRIVE, SUITE 100
BIRMINGHAM, ALABAMA 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com